UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 1-9247

NOTIFICATION OF LATE FILING	CUSIP NUMBER 204912109

(Check One):     ☒  Form 10-K    ☐  Form 20-F    ☐  Form 11-K    ☐  Form 10-Q     ☐  Form 10-D    ☐  Form N-SAR;    ☐   Form N-CSR

  For Period Ended: March 31, 2005

  ☐   Transition Report on Form 10-K
  ☐   Transition Report on Form 20-F
  ☐   Transition Report on Form 11-K
  ☐   Transition Report on Form 10-Q
  ☐   Transition Report on Form N-SAR
  For the Transition Period Ended:______________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I— REGISTRANT INFORMATION

Computer Associates International, Inc.
Full Name of Registrant

Not applicable
Former Name if Applicable

One Computer Associates Plaza
Address of Principal Executive Office (Street and Number)

Islandia, New York, 11749
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Computer Associates International, Inc. (the “Company”) is filing this report for a 15-day extension, from June 14 to June 29, 2005, for filing its Annual Report on Form 10-K (the “Form 10-K”). The Company is filing for this extension because management’s assessment of internal control over financial reporting, which is required to be included in the Form 10-K by Section 404 of the Sarbanes-Oxley Act and related SEC rules, has not been completed. In addition, as previously announced, the Company is restating its financial statements for fiscal years 2003 and 2004 and certain financial information for fiscal years 2001 and 2002 and quarterly periods in fiscal year 2005 for inclusion in the Form 10-K and this process has not been completed. The Company could not complete these activities, together with the preparation of the financial statements and other information required in the Form 10-K, by the initial filing deadline without unreasonable effort and expense. The Company expects to file the Form 10-K by June 29, 2005.

For more information about the matters described above, see the Company’s Current Report on Form 8-K filed in part and furnished in part with the SEC on May 26, 2005.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kenneth V. Handal	631	342-6000

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously indicated in the earnings release and other information included in its Current Report on Form 8-K filed in part and furnished in part with the SEC on May 26, 2005, the Company expects to report, in the Form 10-K, revenue and diluted earnings per share from continuing operations that are higher for the fiscal year ended March 31, 2005 than for the fiscal year ended March 31, 2004. The information about the Company's results of operations in the earnings release issued on May 26, 2005 was reported on a preliminary basis, however, as the Company completes the preparation of its financial statements and the related audit process for fiscal year 2005. This process could result in adjustments to net income or other previously reported results for fiscal year 2005 that are unrelated to the adjustments relating to the restatement of prior year financial statements described in the Current Report on Form 8-K.

Computer Associates International, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto authorized.

Date:	June 15, 2005	By:	/s/ Kenneth V. Handal
Kenneth V. Handal Executive Vice President, General Counsel and Corporate Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

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